FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 11/05/2024

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of September 30, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda	By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda	Name: Sebastián Martí
Title: Attorney in Fact	Title: Attorney in Fact

Dated: November 5, 2024

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of September 30, 2024
and for the nine-month periods
ended on September 30, 2024 and 2023

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Page 1 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in $ thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2024	2023	2024	2023
		(Unaudited)		(Unaudited)
Net sales	4	4,480,356	5,184,710	13,772,805	12,679,353
Cost of sales	5	(3,901,911)	(4,192,014)	(11,334,211)	(10,012,184)

Gross profit		578,445	992,696	2,438,594	2,667,169

Selling, general and administrative expenses	6	(412,028)	(442,949)	(1,277,773)	(1,040,144)
Other operating income (expense), net		9,081	(22,431)	60,054	(10,578)

Operating income	4	175,498	527,316	1,220,875	1,616,447

Finance expense	7	(54,149)	(47,328)	(144,057)	(81,070)
Finance income	7	71,323	77,740	227,253	161,219
Other financial (expense) income, net	7	56,988	(199)	(210,186)	(60,099)
Equity in earnings of non-consolidated companies	10	16,847	18,643	51,179	80,819
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	13	(31,000)	—	(814,000)	—
Effect related to the increase of the participation in Usiminas	3	—	(171,045)	—	(171,045)
Recycling of other comprehensive income related to Usiminas	3	—	(934,946)	—	(934,946)
Profit (Loss) before income tax expense		235,507	(529,819)	331,064	611,325

Income tax expense	12	(142,802)	(253,020)	(490,054)	(178,761)

Profit (Loss) for the period		92,705	(782,839)	(158,990)	432,564

Attributable to:
Owners of the parent		31,656	(739,134)	(334,525)	262,170
Non-controlling interest		61,049	(43,705)	175,535	170,394

Profit (Loss) for the period		92,705	(782,839)	(158,990)	432,564

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in $ per share)		0.02	(0.38)	(0.17)	0.13

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Page 2 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Profit (Loss) for the period	92,705	(782,839)	(158,990)	432,564

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	58,048	(56,838)	(369,150)	(53,598)
Currency translation adjustment from participation in non-consolidated companies	7,798	842,098	(44,355)	904,708
Changes in the fair value of financial instruments at fair value through other comprehensive income	(44,562)	(57,858)	396,758	(181,590)
Income tax related to financial instruments at fair value	34,983	34,035	128,260	12,277
Changes in the fair value of derivatives classified as cash flow hedges	32,589	—	4,659	—
Income tax related to cash flow hedges	(10,205)	—	(1,633)	—
Other comprehensive income items from participation in non-consolidated companies	—	(387)	—	28
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(774)	(27,505)	(9,986)	(28,384)
Income tax relating to remeasurement of post employment benefit obligations	171	4,151	641	4,479
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	—	26,016	53	18,455

Other comprehensive income for the period, net of tax	78,048	763,712	105,247	676,375

Total comprehensive income (loss) for the period	170,753	(19,127)	(53,743)	1,108,939

Attributable to:
Owners of the parent	59,402	50,023	(45,879)	944,052
Non-controlling interest	111,351	(69,150)	(7,864)	164,887

Total comprehensive income (loss) for the period	170,753	(19,127)	(53,743)	1,108,939
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Page 3 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	September 30, 2024		December 31, 2023
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	8,141,878		7,637,687
Intangible assets, net	9	1,062,090		996,048
Investments in non-consolidated companies	10	517,261		517,265
Other investments		26,928		210,930
Deferred tax assets	3	1,432,487		1,713,385
Receivables, net		1,012,957	12,193,601	1,073,245	12,148,560

Current assets
Receivables, net		806,419		686,394
Current income tax assets		133,825		486,470
Derivative financial instruments		24,150		15,406
Inventories, net		5,019,078		4,948,376
Trade receivables, net		1,895,736		2,065,499
Other investments		2,243,228		1,975,646
Cash and cash equivalents		1,614,253	11,736,689	1,846,013	12,023,804
Assets classified as held for sale			8,168		6,740
			11,744,857		12,030,544
Total Assets			23,938,458		24,179,104

EQUITY
Capital and reserves attributable to the owners of the parent			11,940,839		12,418,595
Non-controlling interest			4,385,400		4,393,264
Total Equity			16,326,239		16,811,859

LIABILITIES
Non-current liabilities
Provisions		627,210		839,921
Deferred tax liabilities		105,573		170,820
Other liabilities		1,086,684		1,148,998
Trade payables		6,098		12,030
Lease liabilities		167,121		188,913
Borrowings		1,597,097	3,589,783	1,205,961	3,566,643
Current liabilities
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	13	814,000		—
Current income tax liabilities	12	124,188		137,388
Other liabilities		445,464		429,713
Trade payables		1,992,047		2,232,654
Derivative financial instruments		6,567		8,220
Lease liabilities		50,312		52,174
Borrowings		589,858	4,022,436	940,453	3,800,602
Total Liabilities			7,612,219		7,367,245

Total Equity and Liabilities			23,938,458		24,179,104
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Page 4 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2024	2,004,743	(150,000)	(23,295)	965,211	(2,324,866)	(1,963,827)	13,910,629	12,418,595	4,393,264	16,811,859

Profit (Loss) for the period							(334,525)	(334,525)	175,535	(158,990)
Other comprehensive income (loss) for the period
Currency translation adjustment						(83,532)		(83,532)	(329,973)	(413,505)
Remeasurement of post employment benefit obligations				(3,258)				(3,258)	(6,034)	(9,292)
Cash flow hedges and others, net of tax				3,426				3,426	(400)	3,026
Others (4)				372,010				372,010	153,008	525,018

Total comprehensive income (loss) for the period	—	—	—	372,178	—	(83,532)	(334,525)	(45,879)	(7,864)	(53,743)

Dividends paid in cash (5)							(431,877)	(431,877)	—	(431,877)

Balance as of September 30, 2024 (unaudited)	2,004,743	(150,000)	(23,295)	1,337,389	(2,324,866)	(2,047,359)	13,144,227	11,940,839	4,385,400	16,326,239

(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of September 30, 2024, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of September 30, 2024, the Company held 41,666,666 shares as treasury shares.
(2) Includes legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(5) See note 11.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Page 5 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for nine-month periods ended September 30, 2024 and 2023
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2023	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,393

Profit for the period							262,170	262,170	170,394	432,564
Other comprehensive income (loss) for the period
Currency translation adjustment						871,641		871,641	(20,531)	851,110
Remeasurement of post employment benefit obligations				2,354				2,354	(7,804)	(5,450)
Others (4)				(192,113)				(192,113)	22,828	(169,285)

Total comprehensive income (loss) for the period	—	—	—	(189,759)	—	871,641	262,170	944,052	164,887	1,108,939

Dividends paid in cash							(353,354)	(353,354)	—	(353,354)
Dividends paid in kind to non-controlling interest								—	(233,538)	(233,538)
Effects related to the gain of control over Usiminas				—				—	2,575,895	2,575,895

Balance as of September 30, 2023 (unaudited)	2,004,743	(150,000)	(23,295)	1,204,808	(2,324,866)	(1,987,427)	13,712,694	12,436,657	4,429,678	16,866,335

(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of September 30, 2023, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of September 30, 2023, the Company held 41,666,666 shares as treasury shares.
(2) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Page 6 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Nine-month period ended September 30,
	Notes	2024	2023
		(Unaudited)
Cash flows from operating activities
(Loss) Profit for the period		(158,990)	432,564
Adjustments for:
Depreciation and amortization	8 & 9	554,423	466,693
Income tax accruals less payments	12	474,235	(115,779)
Equity in earnings of non-consolidated companies	10	(51,179)	(80,819)
Interest accruals less payments/receipts, net		(9,608)	(10,751)
Changes in provisions		(70,082)	(3,828)
Changes in working capital (1)		(252,006)	1,125
Net foreign exchange results and others		133,824	(11,801)
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	13	814,000	—
Non-cash effects related to the increase of the participation in Usiminas	3	—	1,105,991

Net cash provided by operating activities		1,434,617	1,783,395

Cash flows from investing activities
Capital expenditures	8 & 9	(1,304,313)	(864,013)
Decrease (Increase) in other investments		165,704	(846,609)
Proceeds from the sale of property, plant and equipment		1,713	1,683
Dividends received from non-consolidated companies		4,702	15,162
Acquisition of business	3
Purchase consideration		—	(118,686)
Cash acquired		—	781,072

Net cash used in investing activities		(1,132,194)	(1,031,391)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders	11	(431,877)	(353,354)
Dividends paid in cash to non-controlling interest		(49,445)	—
Finance lease payments		(46,420)	(43,068)
Proceeds from borrowings		1,286,006	235,896
Repayments of borrowings		(1,183,402)	(371,810)

Net cash used in financing activities		(425,138)	(532,336)

(Decrease) Increase in cash and cash equivalents		(122,715)	219,668

Movement in cash and cash equivalents
At January 1,		1,846,013	1,653,355
Effect of exchange rate changes		(109,045)	(57,292)
(Decrease) Increase in cash and cash equivalents		(122,715)	219,668

Cash and cash equivalents as of September 30, (2)		1,614,253	1,815,731

Non-cash transactions:
Dividends paid in kind to non-controlling interest		—	(233,538)
Acquisition of PP&E under lease contract agreements		12,410	15,833
Effects related to the increase of the participation in Usiminas		—	1,105,991

(1) The working capital is impacted by non-cash movements of $ (174.1) million as of September 30, 2024 ($ (33.4) million as of September 30, 2023) due to the variations in the exchange rates used by subsidiaries.
(2) It includes restricted cash of $ 3,665 and $ 2,965 as of September 30, 2024 and 2023, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 2,269,999 and $ 2,738,546 as of September 30, 2024 and 2023, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Page 7 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

Notes to the Consolidated Condensed Interim Financial Statements

1.GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of September 30, 2024, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADS”) trade on the New York Stock Exchange under the symbol “TX”.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements are disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2023.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2023, without significant changes since its publication.

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2023,which have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards) as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2023.

None of the accounting pronouncements issued after December 31, 2023, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

Page 8 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS

(a) The participation in Usiminas as of June 30, 2023

On January 16, 2012, the Company’s subsidiaries, Ternium Investments and Ternium Argentina (together with its wholly-owned subsidiary Prosid Investments S.A., or "Prosid", and the Company’s affiliate, Confab Industrial S.A., a subsidiary of Tenaris, or TenarisConfab), joined the existing control group of Usiminas, a leading steel company in the Brazilian flat steel market, through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so-called Ternium/Tenaris (T/T) Group.

On October 30, 2014, Ternium Investments acquired 51.4 million additional ordinary shares of Usiminas. On April 20, 2016, Ternium Investments subscribed to 7.0 million preferred shares of Usiminas and Ternium Argentina, together with Prosid, subscribed to an aggregate 1.5 million preferred shares of Usiminas. On July 19, 2016, Usiminas’ extraordinary general shareholders’ meeting homologated a capital increase, and Ternium Investments acquired 62.6 million additional ordinary shares, and Ternium Argentina and Prosid acquired an aggregate 13.8 million additional ordinary shares. As a result of these transactions, Ternium, through its subsidiaries Ternium Investments, Ternium Argentina and Prosid, owned as of June 30, 2023, 242.6 million ordinary shares of Usiminas (representing 34.4% of Usiminas’ ordinary shares) and 8.5 million of Usiminas’ preferred shares (representing 1.6% of Usiminas’ preferred shares), representing, in the aggregate, 20.4% of Usiminas’ share capital.

As of June 30, 2023, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which was bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, was composed as of such date of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group held approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group held approximately 45.9% of the total shares held by the control group; and Previdência Usiminas held the remaining 7%. The corporate governance rules reflected in the Usiminas shareholders agreement provided, among other things, that Usiminas’ executive board was composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternated between Ternium and NSC at every 4-year interval, with the party that did not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provided for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022, and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

(b) The acquisition of the additional participation

On March 30, 2023, Ternium S.A. announced that its subsidiaries Ternium Investments and Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A., all of which compose the T/T group within Usiminas control group, entered into a share purchase agreement to acquire from Nippon Steel Corporation, Mitsubishi and MetalOne (the “NSC group”), pro rata to their current participations in the T/T group, 68.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”) at a price of BRL10 per ordinary share.

Page 9 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

On July 3, 2023, the Company announced the completion of the acquisition of this additional participation. Pursuant to the transaction, Ternium paid $ 118.7 million in cash for 57.7 million ordinary shares, increasing its participation in the Usiminas control group to 51.5%.

The Usiminas control group holds the majority of Usiminas’ voting rights. Following the completion of the transaction, the T/T group holds an aggregate participation of 61.3% in the control group, with the NSC group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7.1%, respectively. The Usiminas control group members also agreed a new governance structure, as a result of which the T/T group nominated a majority of the Usiminas board of directors, the CEO and four other members of Usiminas board of officers, and ordinary decisions are approved with a 55% majority of the control group shares.

Pursuant to the Usiminas shareholders agreement, as supplemented by the T/T Group shareholders’ agreement, Ternium started fully consolidating Usiminas balance sheet and results of operations in its consolidated financial statements beginning in July 2023.

(c) Remeasurement of the previously held interest

As of July 3, 2023, Ternium remeasured its former participation (20.4%) at its fair value as of such date and recognized in its Consolidated Condensed Interim Financial Statements as of and for the nine-month period ended September 30, 2023, the effects described below.

Consequently, Ternium valued its previously held interest by means of the market quotation of Usiminas share in the Brazilian stock market. Such value as of July 3, 2023, was of 7.36 BRL per share, amounting to a total of $ 385.9 million. This valuation results in the recognition of a loss of $ 441.4 million, which is included along with the gain related to the bargain purchase amounting to $ 270.4 million (see note 3 (d)) in the “Effect related to the increase of the participation in Usiminas” in the income statement for a total of $ 171.0 million.

In addition, IFRS 3, paragraph 42, establishes that the previous interest must be remeasured, and necessary adjustments made as if it were a disposal of the investment. In this case, items previously recognized in other comprehensive income, mainly the CTA (currency translation adjustment) should be recycled to results of the period. The accumulated loss in “Other comprehensive income” as of the acquisition date was $ 934.9 million.

Page 10 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(d) Fair value of net assets acquired

The fair values determined for the assets acquired and liabilities assumed arising from the acquisition and as of the acquisition date are as follows:

Fair value of acquired assets and assumed liabilities:	in $ thousands
Property, plant and equipment	904,780
Investments in non-consolidated companies	400,037
Inventories	1,707,311
Cash and cash equivalents	781,072
Other investments	247,005
Trade receivables	764,257
Allowance for doubtful accounts	(44,626)
Other receivables	854,917
Deferred tax assets	1,327,232
Borrowings	(1,224,399)
Provisions	(856,153)
Trade payables	(758,687)
Other assets and liabilities, net	(509,486)
Net assets acquired	3,593,260

Non-controlling interest	(2,818,358)
Remeasurement of previously held interest in Usiminas	(385,851)
Total Purchase consideration	(118,686)
Bargain purchase gain	270,365

Loss on the remeasurement of previously held interest in Usiminas	(441,410)
Net loss effect related to the increase of the participation in Usiminas	(171,045)

The purchase price allocation disclosed above was prepared with the assistance of a third-party expert. Management applied significant judgment in estimating the fair value of assets acquired and liabilities assumed, which involved the use of significant estimates and assumptions in particular with respect to the estimation of the loss probability for the contingencies, including revenue forecasts, EBITDA margins, capital expenditures and discount rate for the cash flow projections. According to the purchase price allocation, the transaction led to the recognition of a bargain purchase of $ 270.4 million, recognized in the Consolidated Condensed Interim Financial Statements as of and for the nine-month period ended September 30, 2023.

(e) Put and call option

In addition to the share purchase and the new governance structure, a “put” and “call” mechanism was established according to the following scheme:
- NSC group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T group the opportunity to buy them at the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T group at BRL10 per share.

Page 11 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

3. ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

- At any time after the second anniversary of the closing of the transaction, the T/T group will have the right to buy the NSC group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of BRL10 per share and the 40-trading day average price per share immediately prior to the date of exercising the option.
- In the case of the T/T Group, Ternium will decide at its own discretion the execution of the call option, having Confab and Ternium Argentina the option to acquire the shares owned by NSC pro rata to their participation.

IAS 32 requires a liability to be recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount. Ternium has recognized a liability associated with the put option of $ 242.5 million ($ 259.6 million as of September 30, 2024), accounted for in the statement of financial position under Other liabilities, with the corresponding debit in the statement of changes in equity under Non-controlling interest.

(f) Recognition of non-controlling interest

Ternium recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Usiminas, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets, which led to a non-controlling interest of $ 2,575.9 million, recognized in the Consolidated Condensed Interim Financial Statements as of and for the nine-month period ended September 30, 2023.

(g) Main contingencies associated with the acquired business

Contrary to the recognition principles in IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRS 3 Business Combinations requires an acquirer of a business to recognize contingent liabilities assumed in a business acquisition at the acquisition date even if it is not probable that an outflow of resources will be required to settle the obligation.

in $ thousands

Provisions for contingencies recognized by Usiminas before business combination	(199,677)

Provisions for contingencies recognized as part of the business combination:
Tax related contingencies	(432,488)
Civil and other related contingencies	(174,333)
Labour related contingencies	(49,655)
Total Provision for contingencies	(856,153)

Contingencies estimated by Management were related to possible losses arising from administrative proceedings and litigation related to tax, civil and labour matters and based on the advice and assessment of internal and external legal advisors.

Page 12 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

The main contingencies recognized in the consolidated condensed interim financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of the additional participation in Usiminas and the full consolidation of Usiminas include the following:

Description	Status	As of the acquisition date (in $ thousands)	As of September 30, 2024 (in $ thousands)
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	57,343	43,317
Tax proceeding in which the tax authorities seek the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	The Tax Debt was included in the Amnesty Program instituted by São Paulo State Law n. 17.843/23.	29,772	—
Labor lawsuits filed by employees, former employees and outsourced personnel of the Ipatinga Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	15,112	11,702
Labor lawsuits filed by former employees challenging the amount of compensation paid on dismissals.	Pending judgment.	10,837	7,510
Other contingencies		86,613	46,769
Provisions for contingencies recognized by Usiminas before business combination		199,677	109,298

Description	Status	As of the acquisition date (in $ thousands)	As of September 30, 2024 (in $ thousands)
Objection filed against the decision that recognized only partially the credit rights established in a final and unappealable court decision that determined the exclusion of ICMS amounts from the calculation basis of PIS/COFINS-Imports.	Pending judgment at administrative level.	94,792	83,947
Tax collection proceedings related to the collection of ICMS/SP on goods shipped to other countries without effective proof of export.	Pending judgment by the trial court.	51,546	45,649
Tax proceedings seeking the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Several case records, declaratory actions and tax collection proceedings, suspended or pending decision by higher courts.	38,640	31,826
ICMS – Action for annulment of the tax debt claimed by the State of Rio Grande do Sul due to failure to make the advance payment of the tax at the entry of goods coming from other States (rate differential ).	Pending judgment by the trial court.	28,789	25,495
Tax assessment notice issued by the State of Minas Gerais concerning alleged reversal of ICMS credits on sale of electrical energy.	Pending judgment at administrative level.	12,386	10,969
Other tax contingencies		206,335	151,614
Provisions for tax contingencies recognized as part of the business combination		432,488	349,500
Public Civil Action seeking the reimbursement of the amounts increased by means of a term of amendment to the Contractor's Agreement, due to alleged overbilling in the construction of a bridge in Brasília/DF.	As of July 3, 2023, the claim was deemed groundless and was pending judgment of appeal. As of December 31, 2023, the action was dismissed as unfounded and the case was archived.	64,315	—
Public Civil Action seeking compensation for alleged damages caused to the State of Santa Catarina's Treasury related to improper expenditures incurred in the construction of a bridge.	Pending conclusion of the expert evidence	21,113	18,697
Other civil and other contingencies (1)		88,905	42,997
Provisions for civil and other contingencies recognized as part of the business combination		174,333	61,694
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	27,123	19,087
Other labour contingencies (1)		22,532	14,075
Provisions for labour contingencies recognized as part of the business combination		49,655	33,162
(1) Composed of individually non-significative contingencies

Page 13 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

4.    SEGMENT INFORMATION

OPERATING SEGMENTS

As of March 31, 2024, following the acquisition of an additional participation in Usiminas on July 3, 2023, the Chief Operating Decision Maker ("CODM") performed a review of the new business structure to decide on the allocation of resources and the assessment of performance, and decided to organize the Company in two operating segments: Steel and Mining.

The Steel segment includes the sales of steel products done by the Company's subsidiaries, which comprises mainly slabs, heavy plates, hot and cold rolled products, coated products, stamped steel parts for the automotive industry, roll-formed and tubular products, billets, bars and other products, including sales of energy.

The Mining segment includes the sales of mining products done by the Company's subsidiaries, mainly iron ore and iron ore pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest, the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest, and the mining activities of Mineraçao Usiminas, an iron ore mining company in which Usiminas holds a 70% equity interest.

Ternium's Chief Executive Officer ("CEO") functions as the CODM. The various geographic regions operate as an integrated steel producer. The CEO allocates resources and assesses performance of the Steel Segment as an integrated business and does the same with the Mining Segment. The CEO uses "Operating income - Management view" as per the below table as the key performance measure, which differs from operating income determined in accordance with IFRS principally as follows:
• The use of direct cost methodology to value inventories, while under IFRS they are valued at full cost, including absorption of production overheads and depreciation.
• The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (using the FIFO methodology).
• In the case of Usiminas, the use of costs based on the weighted average cost, while, under IFRS, costs are calculated under the FIFO methodology.
• Other differences related to other operating income and expenses.

Page 14 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

4.    SEGMENT INFORMATION (continued)

	Nine-month period ended September 30, 2024 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
Operating income - Management view	1,252,008	(131,360)	12,406	1,133,054
Reconciliation:
Differences in Cost of sales				34,087
Differences in Other operating income (expense), net				53,734
Operating income - Under IFRS				1,220,875
Financial income (expense), net				(126,990)
Equity in earnings (losses) of non-consolidated companies				51,179
Provision for ongoing litigation related to the acquisition of a participation in Usiminas				(814,000)
Income before income tax expense - IFRS				331,064
Net sales from external customers	13,453,084	319,721	—	13,772,805
Net sales from transactions with other operating segments of the same entity	—	490,118	(490,118)	—
Depreciation and amortization	(409,553)	(144,870)	—	(554,423)
	Nine-month period ended September 30, 2023 (Unaudited) (1)
	Steel	Mining	Inter-segment eliminations	Total
Operating income - Management view	1,784,234	(34,871)	2,911	1,752,274
Reconciliation:
Differences in Cost of sales				(135,827)
Operating income - Under IFRS				1,616,447
Financial income (expense), net				20,050
Equity in earnings (losses) of non-consolidated companies				80,819
Effect related to the increase of the participation in Usiminas				(171,045)
Recycling of other comprehensive income related to Usiminas				(934,946)
Income before income tax expense - IFRS				611,325

Net sales from external customers	12,530,611	148,742	—	12,679,353
Net sales from transactions with other operating segments of the same entity	—	322,070	(322,070)	—
Depreciation and amortization	(388,550)	(78,143)	—	(466,693)
(1) Segment information for the nine-month period ended September 30, 2023, has been restated to reflect the change in the Company’s structure of internal organization since March 31, 2024.

Information on segment assets is not disclosed as it is not reviewed by the CEO.

GEOGRAPHICAL INFORMATION

The Company had no revenues attributable to the Company’s country of incorporation (Luxembourg) in 2024.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Nine-month period ended September 30, 2024 (Unaudited)
	Mexico	Southern region	Brazil	Other markets	Total
Net sales	6,825,865	1,821,729	3,282,501	1,842,710	13,772,805
Non-current assets (1)	5,370,800	1,058,977	2,467,408	306,783	9,203,968
	Nine-month period ended September 30, 2023 (Unaudited)
	Mexico	Southern region	Brazil	Other markets	Total
Net sales	7,131,747	2,680,560	1,365,023	1,502,023	12,679,353
Non-current assets (1)	4,914,815	875,716	2,311,712	310,761	8,413,004
(1) Includes Property, plant and equipment and Intangible assets.

Page 15 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

5.    COST OF SALES

	Nine-month period ended September 30,
	2024	2023
	(Unaudited)
Inventories at the beginning of the year	4,948,376	3,470,214
Acquisition of business (Note 3)	—	1,707,311
Translation differences	(149,556)	(61,353)

Plus: Charges for the period
Raw materials and consumables used and other movements (1)	9,204,703	8,149,208
Services and fees	233,108	173,285
Labor cost	818,244	681,477
Depreciation of property, plant and equipment	449,714	403,134
Amortization of intangible assets	56,975	28,750
Maintenance expenses	719,429	580,863
Office expenses	12,747	9,884
Valuation allowance	—	(15,333)
Insurance	26,860	16,512
Change of obsolescence allowance	14,475	9,027
Recovery from sales of scrap and by-products	(22,874)	(29,945)
Others	41,088	25,090
Less: Inventories at the end of the period	(5,019,078)	(5,135,940)
Cost of Sales	11,334,211	10,012,184
(1) It includes $ 82 million related to the readjustment of electricity transmission charges and to natural gas charges in Mexico.

6.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Nine-month period ended September 30,
	2024	2023
	(Unaudited)
Services and fees	78,013	64,704
Labor cost	297,154	255,590
Depreciation of property, plant and equipment	17,791	11,716
Amortization of intangible assets	29,943	23,093
Maintenance and expenses	8,896	7,506
Taxes	110,861	134,909
Office expenses	65,140	47,242
Freight and transportation	640,688	449,857
Increase of allowance for doubtful accounts	5,117	12,453
Others	24,170	33,074

Selling, general and administrative expenses	1,277,773	1,040,144

Page 16 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

7.     FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Nine-month period ended September 30,
	2024	2023
	(Unaudited)
Interest expense	(144,057)	(81,070)

Finance expense	(144,057)	(81,070)

Interest income	227,253	161,219

Finance income	227,253	161,219

Net foreign exchange loss	(32,494)	(72,966)
Change in fair value of financial assets (1)	(141,799)	79,830
Derivative contract results	11,233	(53,525)
Others	(47,126)	(13,438)

Other financial (expenses) income, net	(210,186)	(60,099)
(1) Mainly related to the recycling of other comprehensive income from the sale of investments previously recognized at fair value through other comprehensive income.

8.    PROPERTY, PLANT AND EQUIPMENT, NET

	Nine-month period ended September 30,
	2024	2023
	(Unaudited)
At the beginning of the year	7,637,687	6,261,887

Acquisition of business (Note 3)	—	904,780
Currency translation differences	(138,231)	(37,862)
Additions	1,126,196	697,139
Value adjustments of lease contracts	11,872	4,393
Disposals	(25,849)	(29,690)
Depreciation charge	(467,505)	(414,850)
Transfers and reclassifications	(2,292)	(1,774)

At the end of the period	8,141,878	7,384,023

9.    INTANGIBLE ASSETS, NET

	Nine-month period ended September 30,
	2024	2023
	(Unaudited)
At the beginning of the year	996,048	944,409

Acquisition of business (Note 3)	—	34,451
Currency translation differences	(4,188)	(1,441)
Additions	160,476	99,731
Amortization charge	(86,918)	(51,843)
Transfers/Disposals	(3,328)	3,674

At the end of the period	1,062,090	1,028,981

Page 17 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

10.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of

			September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	126,220	116,849
Unigal Usiminas Ltda.	Brazil	Manufacturing and selling of steel products	70.00%	70.00%	121,280	124,064
MRS Logística S.A	Brazil	Logistical services	11.41%	11.41%	230,635	235,268
Other non-consolidated companies (1)					39,126	41,084
					517,261	517,265
(1) It includes the investments held in Finma S.A.I.F., Recrotek S.R.L. de C.V., Gas Industrial de Monterrey S.A. de C.V., Modal Terminal de Graneis Ltda., Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda, Codeme Engenharia S.A, Terminal de Cargas Paraopeba Ltda., Terminal de Cargas Sarzedo Ltda., and Metalcentro Ltda.

Techgen S.A. de C.V.

Techgen stated as of and for the nine-month period ended September 30, 2024, that revenues amounted to $ 156 million ($ 329 million as of September 30, 2023), net profit from continuing operations to $ 20 million ($ 37 million as of September 30, 2023), non-current assets to $ 708 million ($ 766 million as of December 31, 2023), current assets to $ 85 million ($ 175 million as of December 31, 2023), non-current liabilities to $ 427 million ($ 466 million as of December 31, 2023), current liabilities to $ 103 million ($ 232 million as of December 31, 2023) and shareholders’ equity to $ 263 million ($ 243 million as of December 31, 2023).

Unigal Usiminas Ltda.

Unigal stated as of and for the nine-month period ended September 30, 2024, that non-current assets amounted to $ 142 million ($ 163 million as of December 31, 2023), current assets to $ 53 million ($ 40 million as of December 31, 2023), non-current liabilities to $ 43 million ($48 million as of December 31, 2023), current liabilities to $ 9 million ($ 11 million as of December 31, 2023) and shareholders’ equity to $ 143 million ($ 143 million as of December 31, 2023). Revenues amounted to $ 52 million and net profit from continuing operations to $ 22 million for the nine-month period ended September 30, 2024.

MRS Logística S.A.

MRS Logística stated as of and for the nine-month period ended September 30, 2024, that non-current assets to $ 2,687 million ($ 2,779 million as of December 31, 2023), current assets to $ 625 million ($ 954 million as of December 31, 2023), non-current liabilities to $ 1,458 million ($ 1,709 million as of December 31, 2023), current liabilities to $ 492 million ($ 704 million as of December 31, 2023) and shareholders’ equity to $ 1,362 million ($ 1,320 million as of December 31, 2023). Revenues amounted to $ 1,033 million and net profit from continuing operations to $ 197 million for the nine-month period ended September 30, 2024.

11. DISTRIBUTION OF DIVIDENDS

During the annual shareholders’ meeting held on April 30, 2024, the shareholders approved a distribution of dividends of $ 0.33 per share ($ 3.30 per ADS). The annual dividend included the interim dividend of $ 0.11 per share ($ 1.10 per ADS) paid in November 2023. A net dividend of $ 0.22 per share ($ 2.20 per ADS) was paid on May 8, 2024, of approximately $ 441.0 million in the aggregate.

Page 18 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

12. INCOME TAX – PILLAR TWO

The Company is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxemburg, the jurisdiction in which the company is incorporated, and came into effect from 1 January 2024. The Company applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

The Company estimates as current tax expense related to Pillar Two the amount of $ 16.0 million.

13.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Contingencies, commitments and restrictions on the distributions of profits should be read in Note 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2023.

(i) Tax claims and other contingencies

Provision for ongoing litigation related to the acquisition of a participation in Usiminas

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and Tenaris’s subsidiary Confab, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleged that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and sought an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (SCJ) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal. CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote.

Page 19 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

13.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Ternium Investments, its subsidiary Ternium Argentina and Tenaris’s subsidiary Confab should pay CSN an indemnification in connection with the acquisition by the T/T Group a participation in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns. Depending on how the indemnification is calculated by other courts (including as to the calculation of monetary adjustment and interest), and assuming monetary adjustment and interest, as determined pursuant to the prevailing vote at the SCJ, through September 30, 2024, the potential aggregate indemnification payable by Ternium Investments and Ternium Argentina could reach up to BRL3.3 billion (approximately $601 million at the BRL/$ rate as of such date) and BRL1.2 billion (approximately $213 million at the BRL/$ rate as of such date), respectively. On August 1, 2024, Ternium Investments, Ternium Argentina and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. The T/T Group’s motion is still pending, and there is no specific deadline for the SCJ to rule on these filings.

The Company continues to believe that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above. The Company also believes that the June 18, 2024 SCJ decision on CSN’s motion for clarification is contrary to applicable substantive and procedural law and Ternium will file all available motions and appeals against the SCJ decision. Notwithstanding the foregoing, in light of the recent SCJ decision, the Company cannot predict the ultimate resolution on the matter.

BP Energía México (BPEM) – Arbitration process

On February 2022, BP Energía México (“BPEM”) started an arbitration process against Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), Ternium México and Ternium Gas México (“Respondents”), claiming payment for the gas supply from February 12 to February 28, 2021, for $ 27.6 million, $ 12.4 million, and $ 2.4 million, plus V.A.T. and interest, respectively. On June 9, 2024, after the arbitration process was completed, the arbitration award was notified and the Arbitration Tribunal ordered the Respondents to pay BPEM $ 22.0 million, $ 9.9 million and $ 2.1 million, plus V.A.T. and interest, respectively. Additionally, the Parties were ordered to pay expenses and costs for $ 2.4 million. As of September 30, 2024, the Company recognized a provision of $ 34.2 million in its consolidated condensed interim financial statements.

On October 25, 2024, the parties reached an agreement settling the reciprocal claims, and all parties formally dismissed the legal actions initiated with respect to the arbitration award.

PIS and COFINS credits defense action - Usiminas

In August 2024, the Federal Government had filed two new tax claims for a total of approximately BRL 503 million ($ 92 million). The contingencies are related to tax assessments that partially approved offset statements through which Usiminas claimed PIS and COFINS credits arising from a final court decision, which discussed the exclusion of ICMS from the calculation basis of said contributions. The tax authority disagreed with the calculation methodology adopted by Usiminas. Usiminas filed a defense action in the aforementioned proceedings, arguing that the calculations are correct and the credit rights should be recognized.

Page 20 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

13.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(ii) Commitments

(a) Ternium Argentina signed agreements, mainly with Vale S.A. and Mineração Corumbaense Reunida S.A., to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2024, for an estimated total amount of $ 128.4 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
- 7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.
-15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

(b) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon, for an aggregate amount of $ 59.7 million, which is due to terminate in 2037.

(c) Ternium Argentina signed various contracts within its investment plan for the future acquisition of Property, plant and equipment for a total of $ 36.9 million.

(d) Ternium Brasil also signed in March 2024 a contract with Primetals Technologies Brazil Ltda. for the provision of caster maintenance services for the steel plant. As of September 30, 2024, the outstanding amount of the mentioned services was approximately $ 144.9 million and is due to terminate in March 2034. The contract prevents the delivery of the minimum take-or-pay volume by Ternium and a minimum quantity of contracted hours by Primetals.

(e) Ternium Brasil signed in December 2023 a contract with Vix Logística S.A. for logistics supply chain operations. The activities started in May 2024. This agreement is due to terminate in December 2028 and the outstanding amount was $ 40.4 million as of September 30, 2024. The contract has minimum required volumes and a penalty for early termination.

(f) Ternium Brasil signed in January 2024 a contract with Petrobras S.A. for the supply of petcoke. As of September 30, 2024, the outstanding amount of the agreement was approximately $ 85.7 million and is due to terminate in February 2026. The contract has minimum required volumes.

(g) Ternium Brasil signed in September 2024 a contract with Petrobrás S.A, for the purchase of natural gas. This agreement started on October 1, 2024. As of September 30, 2024 the outstanding amount for this agreement was approximately $ 147.4 million. This agreement is due to terminate in in December 2029. The contract has minimum required volumes.

(h) Usiminas signed in April 2024 a purchase agreement with Bemisa Holding S.A. for the supply of iron ore for the Ipatinga steel plant until December 2024. The contract establishes that the monthly volumes traded by the parties represent a take or pay agreement, limited to 5%. The outstanding amount was approximately $ 15.7 million as of September 30, 2024.

13.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Page 21 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

(i) Mineração Usiminas S.A. signed in August 2024 a contract with SOTREQ S.A. for the provision of mechanical maintenance services for Caterpillar off-road trucks until September 2029. The contract has an unjustified termination clause with a 24-month grace period. After this period, termination fines are applicable depending on the month of termination. The outstanding amount was approximately $ 12.3 million as of September 30, 2024.

(j) Usiminas S.A signed in September 2024 a quarterly purchase contract with Vale S.A. for the supply of iron ore for the Ipatinga steel plant until December 2024. The contract establishes anticipated termination due to default and breach of clauses. In the event of a resolution caused by either party, with exceptions, the responsible party will be liable for a non-compensatory penalty of 10% of the amount related to the contracted quantity. The outstanding amount was approximately $ 36.8 million as of September 30, 2024.

(k) Usiminas S.A. signed in September 2024 a contract with the National Operator of the Electric System (ONS) for the use of the transmission system by the Ipatinga steel plant facilities until September 2025. Usiminas has the obligation to take or pay the total contracted amount. The outstanding amount was approximately $ 26.4 million as of September 30, 2024.

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TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

14.    RELATED PARTY TRANSACTIONS

As of September 30, 2024, Techint Holdings S.à r.l. (“Techint”) indirectly owned 65.03% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
The following transactions were carried out with related parties:

	Nine-month period ended September 30,
	2024	2023
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	120,794	147,510
Sales of goods to other related parties	121,257	102,580
Sales of services and others to non-consolidated parties	132	126
Sales of services and others to other related parties	2,252	2,995
	244,435	253,211
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	223,780	360,210
Purchases of goods from other related parties	63,413	60,803
Purchases of services and others from non-consolidated parties	65,960	18,566
Purchases of services and others from other related parties	119,288	69,459
	472,441	509,038
(c) Financial results
Income with non-consolidated parties	10,109	9,602
Expenses in connection with lease contracts from other related parties	(532)	(592)
	9,577	9,010
(d) Dividends
Dividends from non-consolidated parties	6,882	214
	6,882	214
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	714	1,747
Income (expenses), net with other related parties	722	966
	1,436	2,713

	September 30, 2024	December 31, 2023
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	153,656	143,292
Receivables from other related parties	22,210	29,402
Advances to non-consolidated parties	3,785	2,843
Advances to suppliers with other related parties	121,290	123,921
Payables to non-consolidated parties	(67,104)	(149,562)
Payables to other related parties	(19,976)	(27,963)
Lease Liabilities with other related parties	(2,099)	(1,379)

	211,762	120,554

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TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

15.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of September 30, 2024 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	457,319	—	—	457,319
Derivative financial instruments	—	24,150	—	24,150
Trade receivables	1,895,736	—	—	1,895,736
Other investments	922,808	136,163	1,211,028	2,269,999
Cash and cash equivalents	1,245,846	327,322	41,085	1,614,253

Total	4,521,709	487,635	1,252,113	6,261,457

As of September 30, 2024 (in $ thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total

(ii) Liabilities as per statement of financial position
Other liabilities	445,528	—		445,528
Trade payables	1,908,631	—		1,908,631
Derivative financial instruments	—	6,567		6,567
Lease liabilities	217,433	—		217,433
Borrowings	2,186,955	—		2,186,955

Total	4,758,547	6,567		4,765,114

2)Fair Value by Hierarchy
IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 29 of the Consolidated Financial Statements as of December 31, 2023 for definitions of levels of fair values and figures at that date.
The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of September 30, 2024 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	368,407	368,407	—	—
Other investments	1,347,191	1,182,488	135,608	29,095
Derivative financial instruments	24,150	—	24,150	—

Total assets	1,739,748	1,550,895	159,758	29,095
Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	6,567	—	6,567	—
Total liabilities	6,567	—	6,567	—

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TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

15.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

	Fair value measurement as of December 31, 2023 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	478,778	478,778	—	—
Other investments	1,302,907	1,086,319	197,743	18,845
Derivative financial instruments	15,406	—	15,406	—
Total assets	1,797,091	1,565,097	213,149	18,845

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	8,220	—	8,220	—
Total liabilities	8,220	—	8,220	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the nine-month period ended September 30, 2024, and the year ended December 31, 2023, corresponds to the initial investment and to the changes in its fair value.

16.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment.

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after a new administration took office in Argentina in December 2023 certain restrictions were eased and other changes to such regulations are expected, at the date of these Consolidated Condensed Interim Financial Statements the application of existing foreign exchange regulations remains uncertain and the scope and timing of upcoming changes remain unknown. The main currently applicable measures are described below:

• Access to the Argentine foreign exchange market (“MULC”) to pay for imports of services rendered by related and non-related parties (including royalties) on or before December 12, 2023, is subject to Argentine Central Bank approval. Currently, these approvals are rarely, if ever, granted. Access to the MULC to pay for imports of services that were rendered or accrued as from December 13, 2023, does not require government approval, but payment is deferred 30 calendar days as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or 180 calendar days (if rendered by a related party).

• In the context of high, but decelerating, inflation during 2024, restrictions of access to the MULC to pay for imports of goods remain, but have been gradually made more flexible. The price for imports with customs clearance on or after October 21, 2024, may be paid in full as from on the 30th day from the date of customs clearance. In addition, the price for imports with customs clearance between August 1 and October 20, 2024, may be paid in two equal installments on the 30th and 60th day from the date of customs clearance, and the price for imports with customs clearance between December 13, 2023, and July 31, 2024, may be paid in four equal installments payable on the 30th, 60th, 90th and 120th day from the date of customs clearance. Access to the MULC to pay for imports that obtained customs clearance on or before December 12, 2023, continues to require Argentine Central Bank approval.

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TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

16.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

• Foreign currency proceeds derived from exports of goods must be sold into the MULC and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within five business days of collection. As from December 13, 2023, up to 20% of export of goods or services proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate, as described further below. This percentage has changed over time.

• Access to the MULC to make dividend payments requires prior Argentine Central Bank approval. When required, Argentine Central Bank approvals are rarely, if ever, granted.

Ternium Argentina carries out all of its import and export transactions through the MULC. Therefore, assets and liabilities in foreign currency as of September 30, 2024, have been valued considering the official exchange rates at the end of the period.

Under Ternium Argentina’s annual accounts as of September 30, 2024, and for the nine-month period then ended, revenues amounted to $ 1,676 million (nine-month period ended September 30, 2023: $ 2,619 million), net profit from continuing operations to $ 167 million (nine-month period ended September 30, 2023: $ 588 million), total assets to $ 5,792 million (December 31, 2023: $ 5,083 million), total liabilities to $ 919 million (December 31, 2023: $ 759 million) and shareholders’ equity to $ 4,873 million (December 31, 2023: $ 4,324 million).

Ternium Argentina’s cash and cash equivalents and other investments amounted to $ 1,188 million as of September 30, 2024, broken down as follows:
- $ 1,146 million in U.S. dollars-denominated instruments in sovereign bonds issued by the Argentine Government and payable in U.S. dollars, and Argentine Treasury bonds related to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in the consolidated financial statements.
- $ 28 million in negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and mainly payable in Argentine pesos.
- $ 14 million in Argentine pesos-denominated instruments.

Ternium Argentina’s financial position in ARS as of September 30, 2024, amounted to $ 201 million in monetary assets and $ 261 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate. The Argentine peso devaluated by approximately 55% upon the change of government. In the event of an additional devaluation, Ternium Argentina may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

Page 26 of	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2024
and for the nine-month periods ended September 30, 2024 and 2023

16.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

On April 24, 2023, Ternium Argentina’s board of directors approved the payment of a dividend in kind in US dollar-denominated Argentine bonds for a total amount of up to $ 624 million. On May 4, 2023, Ternium received its share of the dividend in kind. Considering the impact of foreign exchange restrictions in Argentina and based on the value of the bonds in the international market, Ternium recorded in its equity a negative reserve as of the collection date. With the disposal of a portion of these instruments, the Company partially reclassified such reserve to financial results. As of September 30, 2024, the equity reserve was fully reclassified to financial results upon disposal of these remaining bonds.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

Pablo Brizzio
Chief Financial Officer

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